Filed Pursuant To Rule 433

Registration No. 333-217785

December 6, 2017

Michael Arone, CFA Chief Investment Strategist US SPDR Business Matthew Bartolini, CFA Head of SPDR Americas Research 2018 LET Market THE Outlook GOOD TIMES ROLL? STATE STREET GLOBAL ADVISORS® SPDR®

LET THE GOOD TIMES ROLL? What Are You Worried About? The concerns of the more than 750 investment professionals who responded to our survey1 are what you might expect given the longevity of the current bull market and the sizeable gains it has registered. Except for geopolitical tensions, respondents’ top worries are US-centric, indicating their optimism for international equity markets. Yet, although the decline of the US equity bull market could negatively impact markets around the globe, respondents aren’t worried about a global slowdown. This notion is reinforced by their bottom three concerns. Top 3 Concerns Stretched valuations in US equities End of the US equity bull market Geopolitical tensions Bottom 3 Concerns Increase in high yield defaults Uncertainty around the Chinese economy European politics (i.e., Brexit) and economy Investors are celebrating another strong year as 2017 draws to a close. Despite a number of risks that could have derailed markets, the nearly nine-year-old bull market just kept rolling along. In fact, in many ways, it gathered steam. Following an inconsistent 2016 earnings campaign, the primary engine of stock market success was a global rebound in corporate profits. For the first time in a decade, the spark that ignited corporate earnings was much better synchronized global economic growth. The powerful one-two punch of still easy global monetary policies and the promise of fiscal stimulus by way of lower taxes and less regulation also fueled the rally in risk assets. In addition, a temporary softening of populist sentiment both at home and abroad helped to cool investors’ biggest fears and kept volatility measures near all-time lows. But while the celebration rages on, investors aren’t partying like it’s 1999. The lengthy but shallow economic expansion combined with one of the longest and deepest bull markets in modern history has investors feeling anxious. With frayed nerves and fat pockets, many are left asking themselves if the good times will keep rolling in 2018. The good news is that for the first time since 2011, the global economy is likely to reach its historic trend growth rate in 2018, building on the synchronized upturn of the past year. While still only an incremental improvement, this slow and steady progress, coupled with modest inflation, provides the kind of not-too-hot, not-too-cold Goldilocks backdrop that can continue to lift markets higher. Prospects for further expansion in 2018 are likely skewed to the upside, especially if the Trump administration achieves meaningful tax reform and eurozone economic growth continues at its current pace. So will the good times roll? Plenty of risks have the potential to spoil the good cheer in 2018. Unexpectedly tighter global monetary policies, further developments in the special counsel’s investigation into election interference or unforeseen geopolitical flare-ups could disrupt the market rally. Perhaps most importantly, investors need to keep a careful watch over US earnings growth. If companies don’t deliver promised earnings growth at these somewhat lofty valuations, volatility is likely to climb while asset prices may fall. 2018 may have its bumps, but positivity remains elevated as we turn the calendar on a year marked by torrent gains, low cross-asset volatility and supportive economic tailwinds. To position for this “Let the good times roll” environment: 1. Don’t bet against bonds in an evolving rate environment 2. Look overseas for opportunities arising from improving growth 3. Temper tail risk because all good times eventually end State Street Global Advisors 2

THE BIG 2 Amid Complexity, the Most Pressing Questions Investors Face Remain Pretty Basic

Do High Valuations Signal the End of the US Equity Bull Market?

Stretched valuations and the end of the US equity bull market ranked as our survey respondents' number one and two concerns heading into 2018. Examined across multiple metrics, US equity valuations are indeed high, as 1-year Forward Consensus Price-to-Earnings, Price-to-Book, and Price-to-Sales all plot within the top quartile of richness over the last 25 years.

Yet, even though the Shiller cyclically adjusted price-to-earnings (CAPE) ratio has surpassed 30, a mark that has historically been a harbinger for severe corrections,[2] we do not believe today's high valuations portend the death of the bull market. After all, US economic data trends are positive. Economic growth is steady, evidenced by declining volatility between quarter-over-quarter GDP growth and unemployment remaining low.

Figure 1: High Valuations Lead to Lower Returns


S&P 500 Index Subsequent Average 12-Month Return (%)
30
20
10
0
-10
-20
-2
4
-16
-8
7
-3
6
-1
-1.3
6
9
10
3
7
15
15
5
10
19
17
2
10
26
We Are Here Now
29 28 27 26 25 24 23 22 21 20 19 18 17 16 15 14 13 12 11 10 9 8 7
Starting Price-to-Earnings Ratio (P/E) Level

Source: Bloomberg Finance L.P., State Street Global Advisors as of 11/17/2017. Past performance is not a guarantee of future results. Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Index returns reflect all items of income, gain and loss and the reinvestment of dividends and other income.

High valuations do indicate lower expected returns based on historical analysis, however. As shown in Figure 1, based on data since 1954, a price-to-earnings (P/E) ratio level between 21 and 22 (we are at 21.82) has led to an average subsequent 12 month return of -1.3%. In fact, for P/E levels north of 20, the average return has been -0.12% over the next 12 months.[3] Of course, these low and negative returns on average are a far cry from a 20% drop that would turn a bull market to a bear. Rather, based on these valuations, return expectations for US equities should be lowered going forward — and that's about it. With that in mind, to drive returns, investors should look for areas and sectors of the US market with strong growth prospects trading at reasonable valuations, such as Technology, Financials and Health Care — all currently trading 10% or more below their historical relative valuation to the S&P 500 with encouraging growth trends.[4]

Will Rates Ever Rise?

Long-term rates have declined in 2017 and the impact of the Federal Reserve's 25 basis point rate hikes in March and June of 2017 has largely just hit at the short end of the curve, with the 2-year Treasury yield rising from 1.2% to 1.7% in 2017, a post-crisis high. This has led to noticeable flattening of the yield curve, as shown in Figure 2, a late cycle indicator currently impacted by various forces that are likely to continue in 2018, capping rate levels.

Figure 2: A Flattening Yield Curve Driven by the Short End


Yield (%)
Change in Basis Points
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
100
80
60
40
20
0
-20
-40
64
76
79
76
52
37
14
1
-7
-24
1M 3M 6M 1Y 2Y 3Y 5Y 7Y 10Y 30Y
Change
US Treasury Actives Curve 12/31/16
US Treasury Actives Curve 11/16/17

Source: Bloomberg Finance L.P., State Street Global Advisors as of 11/17/2017. Past performance is not a guarantee of future results.

5 Systemic Forces Keeping Long-Term Rates Low

1. **Long-term inflation expectations.** Remain below 2% and are low by historical standards.[5]
2. **Expected short-term real rates.** Rebounded from below zero, but are still low relative to prior cycles.
3. **Term premiums.** Remain negative and can explain much of the decline in 10-year yields since 2010, as investors demand less for holding longer-term bonds as opposed to rolling short-term bonds.
4. **Demographics.** More people are entering retirement, meaning more investors are transitioning from the accumulation to the principal preservation phase, typically requiring more traditional sources of income generation, like US Treasuries. Persistent buyers of bonds likely will cap long-term rates.
5. **Central bank asset purchases.** Even as the Fed begins winding down, global central bank balance sheets are projected to increase over the next few years, leading to further distortions with respect to yields offered for income generation, as 20% of global bonds carry a negative yield.[6]

State Street Global Advisors 3

WHERE IS THE HERD HEADED?

In the era of Facebook and Instagram, we all want to know what our neighbors are doing. In the same way, insights into how our survey respondents roll may be useful as you position portfolios.

Asset Classes

With supportive economic growth, a benign macro backdrop evidenced by low levels of cross-asset volatility and still constructive valuations — even after a double digit run-up in returns — investors are still interested in traveling abroad. More than 40% indicate a preference for increasing their allocations to both the emerging and developed ex-US markets, selecting Europe over Japan in terms of regional ex-US preferences. Although unconcerned with the potential for high yield defaults, respondents are not sticking around to find out if they are wrong; 37% plan to decrease their high yield allocation. With 26% set to raise their emerging market debt allocation, this bond segment may become the replacement for investors' income allocation.

Figure 3: How Do Investors Plan to Allocate in 2018?



Cash
Commodities
Gold
Emerging Markets Debt
TIPS
Treasuries
High Yield
Investment-Grade Credit
Broad Market
Emerging Markets
Broad Developed Ex-US
Japan
Europe
US Small Cap
US Large Cap
0
20
40
60
80
100
%
Maintain Exposure
Increase
Decrease
No Exposure

Factors

Yield and value registered as the top factors investors are targeting. This is no surprise, given the persistent low rate environment and the elevated levels of broad market valuations. There was no love for the size factor, with 14% planning to decrease their small size allocation. Momentum and minimum volatility garnered equal results (-30%), presenting a status quo feel for wanting to "Let the Good Times Roll" with investors split on wanting to let winners run (momentum) and seeking to mitigate risk (minimum volatility).

Sectors

Third-quarter earnings results in the US indicate a later stage in the cycle. Companies missing estimates were punished more than average while companies beating estimates were rewarded less than average,[7] and 9 out of the 11 GICS sectors have valuations above their 15-year average.[8] Growth expectations for 2018 are in the double digits, something that has not been achieved in sequential calendar years since 2011. With that in mind, investors are seeking to overweight sectors that have encouraging growth momentum and supportive relative valuations: Financials (attractive valuations, rates and regulatory tailwinds), Technology (6th consecutive quarter with largest percentage of earnings surprises and 53% of sales from overseas), and Health Care (secular growth from the persistent needs of an aging population for a sector that is trading at a discount to the S&P 500, as opposed to a historical premium).

Macro Data

As reported below, our survey respondents expect gold, oil, the US dollar, the S&P 500 and yields to rise in 2018. However, going back 50 years, these five variables have risen in tandem only four times in a given calendar year.[9] Could this be the fifth time if the good times roll?

Survey Respondents' Macro Forecasts

Asset Class	Level on Survey Date (10/25/2017)	Median Forecast	Implied Percentage Change
S&P 500	2,557	2,700	5.6%
US 10-Year Treasury	2.43%	2.68%	10.3%
Gold	$1,275/oz.	$1,300/oz.	2.0%
Oil	$52.18/bbl	$55.00/bbl	5.4%

State Street Global Advisors 4

3 STRATEGIES FOR A "GOOD TIMES ROLL" MARKET

1 Don't Bet Against Bonds in an Evolving Rate Environment

Short rates are poised to rise, but fears of a bond bubble may be greatly exaggerated as growth remains low, term premiums are negative and inflation remains globally subdued, constraining rates. With tight credit spreads creating an asymmetrical return profile for traditional high yield, investors will need to think differently about how to clip a coupon.

The first quarter of 2018 marks the nine-year anniversary of the equity bull market, but that pales in comparison to the decades-long run in bonds. At 34 years, this is the third-longest bond bull market in the last 800 years.[10] Sounds ominous. Indeed, 2017 saw bond bears emerge from hibernation crying bubble. Much of that scaremongering, however, is largely noise from those who fall prey to the gambler's fallacy rather than looking to "Let the Good Times Roll." Upon closer inspection and as discussed earlier, secular macro-economic underpinnings likely will continue to support current rate levels, frustrating the bond bears.

The Federal Reserve remains on track to continue with gradual interest rate hikes and balance sheet tapering. Any massive policy shifts were abated by the appointment of Jerome Powell as Chairman. While his background in the private sector means he lacks a canon of academic research from which to parse his views, Powell's tenure thus far at the Fed has seen him toe the consensus line. With status quo from the Fed, investors should expect continuing flattening of the yield curve, as Fed tightening pushes short-term yields higher while longer tenors lack a structural basis due to the discussed macro forces.

Figure 4: Float the Rate Hikes for a Better Breakeven



Months Returns Higher (%)
Avg. Monthly Return When 2-Yr Yield Higher
100
80
60
40
20
0
0.5
0.4
0.3
0.2
0.1
0.0
0.08
53
0.26
88
Fixed
Floating
Percent Months Higher When 2-Year Rose
Average Return

Source: Bloomberg Finance L.P., as of 10/31/2017. Past performance is not a guarantee of future results. Performance of an index is not illustrative of any particular investment. It is not possible to invest directly in an index. Floating = Bloomberg Barclays US FRN <5 Y Index, Fixed = Bloomberg Barclays US Corporate 1-5 Y Index. Measured from 2002 to 2017.

In such an environment, we believe a floating rate structure will allow investors to harness moves on the short end of the curve, offering an outsized return per unit of risk, as the duration on floating rate notes is roughly 0.15 years due to quarterly reset schedules tethered to movements in the London Interbank Offering Rate (LIBOR). As LIBOR has risen by over 63% in the past year, and is likely to rise more if the Fed continues hiking rates, floating rate notes have a yield over 1.5% to go along with the 0.15 years duration,[11] a combination that could potentially mitigate any duration-induced price declines while providing some income. As shown in Figure 4, since 2002, floating rate notes have had an average return of 26 basis points in months when the 2-year yield increased, rising 88% of the time. That's a far better breakeven than fixed rate short-term debt of the same maturity bucket.

State Street Global Advisors 5

While we view an imminent meltdown of the broad bond markets as unlikely, there are certainly segments of the market that appear more attractive on a risk-adjusted basis than others. The trends outlined may backstop current valuations, but they are also responsible for the run-up in prices that has suppressed yields globally, while extending duration out to all-time highs. This means that many core bond segments (e.g., the Bloomberg Barclays US Aggregate Bond Index) now require investors to increase interest rate sensitivity without additional compensation. Within the Agg, however, the intermediate 1-10 corporate space provides a more balanced yield versus duration profile, with a slight pickup in spread over Treasuries, as shown in Figure 5. More broadly though, in such an environment, investors may benefit from allocating a portion of their core to an active manager who can shift tactically amongst a broader segment of asset classes (high yield, EM bonds, loans and other non-traditional segments) in efforts to maximize risk-adjusted returns. As shown in Figure 5 as well, there is more potential for income generation in less traveled areas of the credit markets, segments active managers can selectively allocate to based on trends in rates, spreads and macro-economic dynamics while weighing the risk to assume that yield. Figure 5: Balance Credit and Interest Rate Segments Yield (%) and Duration (Years) Spread over Treasuries (%) 10 5 7.7 8 7.0 7.3 4 6.5 3.63 6.3 6.2 6.0 5.8 5.3 6 4.6 3 4.5 2.49 3.9 4 2.9 3.2 2 2.7 2.8 2.4 2.1 1.6 0.97 1.1 0.93 0.80 2 1 0.37 0.38 0.24 0.15 0.0 0 Bloomberg Bloomberg Bloomberg Bloomberg Bloomberg Bloomberg Bloomberg Bloomberg Bloomberg Bloomberg 0 Barclays Global Barclays Global Barclays US Barclays Global Barclays US Barclays Barclays US Barclays US Barclays EM USD Barclays US Agg Government Aggregate Index Treasury Index Agg Credit Index Agg Index Intermediate MBS Index Credit Index Aggregate Index Corporate High Index Corporate Index Yield Index n Yield to Worst n Duration l Credit Spread Over Treasuries Source: Bloomberg Finance L.P., as of 11/17/2017. Past performance is not a guarantee of future results. Performance of an index is not illustrative of any particular investment. Three Barbell Trades to Play a Flattening Yield Curve With the Fed pushing up short-term rates and benign growth and inflation restraining long-term rates, the yield curve has flattened noticeably, with the spread between the 10- and 2-year yield compressing by 50% in 2017 alone.12 For investors seeking to harness the impact of a flattening yield curve, a barbell trade may warrant consideration. A long-only barbell trade allocates equally to both the long and short end of the curve with nothing in between, much like an actual barbell. Treasury Only Take a pure duration play by allocating to both long- and short-term Treasuries. SPTS SPDR Portfolio Short Term Treasury ETF SPTL SPDR Portfolio Long Term Treasury ETF Floating Corporates Float on the short end to pick up rising yields with minimal duration, while taking on some credit risk to boost yields on the long end but with less duration than long-term Treasuries (14 vs. 17.5 years). FLRN SPDR Bloomberg Barclays Investment Grade Floating Rate ETF SPLB SPDR Portfolio Long Term Corporate Bond ETF Senior Treasuries Float on the short end with an income booster from below investment grade senior loans, while balancing overall credit risk with a Treasury exposure on the long end. SRLN SPDR Blackstone / GSO Senior Loan ETF SPTL SPDR Portfolio Long Term Treasury ETF Prior to 10/16/2017, the SPDR Portfolio Short Term Treasury ETF (SPTS) was known as the SPDR Bloomberg Barclays Short Term Treasury ETF (SST), the SPDR Portfolio Long Term Treasury ETF (SPTL) was known as the SPDR Bloomberg Barclays Long Term Treasury ETF (TLO), and the SPDR Portfolio Long Term Corporate Bond ETF (SPLB) was known as the SPDR Bloomberg Barclays Long Term Corporate Bond ETF (LWC). State Street Global Advisors 6

With investors seeking to squeeze out every basis point of yield by extending their reach, the surge of interest in high yield has seen spreads compress by more than 500 basis points since the start of 2016 to 34% below their 20-year average. 13 As yields have been pushed lower, elevated bond prices have many issues trading above their call price, pushing convexity to historically negative levels, as shown in Figure 6. In tandem, this could limit potential gains and increase risks should spreads revert to their mean. Considering the broader market growth story outlined above, however, this doesn’t mean investors should book a ticket on a direct flight to safety. Instead, the long journey may benefit from a layover in senior loans or crossover debt, two areas that historically have reduced downside risks relative to pure high yield while still providing some upside capture by increasing seniority and credit quality, respectively. Figure 6: Tight Spreads and Negative Convexity Constraining Upside in High Yield Spread (Bps) Convexity 2200 0.45 1700 0.25 1200 0.05 700 -0.15 200 Nov Nov Nov Nov Nov Nov -0.35 1997 2001 2005 2009 2013 2017 — Credit Spread — Average Credit Spread — Convexity Source: Bloomberg Finance L.P., as of 11/17/2017. Characteristics are as of the date given and should not be relied upon as current thereafter. Senior loans sit higher in the capital structure than high yield and offer a floating rate profile that resets every three months, based on movements in LIBOR plus a spread. With yields on average over 4.5%, and likely to go higher if the Fed continues hiking rates, senior loans, therefore, may be able to harness higher short term rates and mitigate some of the downside risks in credit markets without limiting income generation potential. Since 1994 in months when credit spreads widened, senior loans have outperformed high yield bonds by an average of 0.70%. Therefore, to seek income generation opportunities while potentially mitigating cyclical credit risks, investors should favor senior loans over high yield bonds. Straddling the line between investment grade (BBB) and high yield (BB), crossover debt has the potential to provide investors with the best of both worlds. By balancing investment grade (IG) and high yield credit allocations, crossover debt carries a higher yield than pure-IG corporates with a similar duration, while reducing average down-market returns over the past five years by one third relative to high yield, 14 allowing investors to participate in a risk-on rally while mitigating drawdown risks if spreads widen out, as shown in Figure 7. Figure 7: Crossover Debt to Balance Income and Risk Index Levels (Base=100) US High Yield Corporate Average OAS (%) 120 9.0 115 7.5 110 105 6.0 100 95 4.5 90 85 Nov Aug May Feb Nov 3.0 2014 2015 2016 2017 2017 IMPLEMENTATION IDEAS TOTL SPDR® DoubleLine® Total Return Tactical ETF FLRN SPDR Bloomberg Barclays Investment Grade Floating Rate ETF SPIB SPDR Portfolio Intermediate Term Corporate Bond ETF SRLN SPDR Blackstone / GSO Senior Loan ETF CJNK SPDR ICE BofAML Crossover Corporate Bond ETF Bloomberg US High Yield Corporate Average OAS — Bloomberg US High Yield Corporate Bond Index ICE BofAML US Diversified Crossover Corporate Index — Bloomberg Barclays Intermediate US Corporate Index Source: Bloomberg Finance L.P., as of 11/17/2017. Past performance is not a guarantee of future results. Performance of an index is not illustrative of any particular investment. Prior to 10/16/2017, the SPDR Portfolio Intermediate Term Corporate Bond ETF (SPIB) was known as the SPDR Bloomberg Barclays Intermediate Term Corporate Bond ETF (ITR). Prior to 10/31/2017, the SPDR ICE BofAML Crossover Corporate Bond ETF (CJNK) was known as the SPDR BofA Merrill Lynch Crossover Corporate Bond ETF (CJNK). State Street Global Advisors 7

2 Look Overseas for Opportunities Arising from Improving Growth With valuations in the US stretched, more opportunities exist abroad, supported by improving economic growth, upbeat earnings growth and sentiment as well as still accommodative monetary policy and a less tenuous political ecosystem. Overseas gains in 2017 were in the double digits; however, those returns were driven primarily by growth and not multiple expansion, indicating the potential for more room to “Let the Good Times Roll.” As the calendar flips to 2018, a global growth upturn is evident. For the first time since 2007, all 45 countries followed by the Organization for Economic Cooperation and Development are on track to grow this year. 15 One of the biggest positive growth surprises of 2017 was Europe. Unlike previous head fakes, the quality of growth has been good, with inventories well behaved and domestic final sales accounting for almost all of the growth. For 2018, economic growth within the region is likely to moderate some compared to 2017, reflecting the rise in oil prices, appreciation of the euro, and the impending tapering of the European Central Bank’s (ECB) asset purchase program. Despite the potential tempering of economic growth, earnings are growing for the first time in roughly five years, business and consumer confidence is elevated, and although ECB purchases may be lower in 2018, monetary policy remains incredibly accommodative. This reinforces that the eurozone is still in the early stages of a recovery from the 2011 debt crisis and, as a result, cyclically-oriented sectors and domestically-focused small caps are likely to rally. In Japan, Abenomics may finally be having some effect, at least on economic growth. With the economy threatening to falter in the middle of 2016, the government decided to fire another “arrow,” introducing a fiscal package containing about 7.5 trillion yen of new so-called freshwater spending that directly stimulated the economy. In 2017 industrial production broke to the upside, retail sales picked up, and GDP rose 0.6% in the second quarter. We expect the economy to advance 1.6% this year, the best performance since 2013. With this year’s synchronized global growth, emerging markets (EMs) joined the upturn. For 2018, EM growth will likely quicken to a five-year high, assuming China focuses on reining in debt gradually and Brazilian politics do not derail either the tentative progress on structural reforms or the budding cyclical recovery. Politics aside, four fundamental factors should sustain EM growth over the next year: a pickup in global trade, higher commodity prices, a weaker US dollar and monetary policy shifting to a pro-growth agenda. Longer term, emerging markets still have a demographic advantage, considerable room for catch-up growth, and, relatively speaking, greater potential for policy stimulus. This improving economic backdrop makes a strong case to look overseas. But after double digit gains in 2017, how much room is there to run, or “roll”? While international developed and EM equities enjoyed a good year in 2017, it was not for the reasons many might expect, such as return chasing. Equity markets around the world rallied in reaction to strong and supportive corporate fundamentals, as evidenced by the increasing number of stocks with an earnings upside relative to downside revisions as depicted in Figure 8. With analysts’ optimism rising in developed and EM equities, more so than in the US for the first time in a while, this underpinned the strong performance. Figure 8: Earnings Revisions Are More Upbeat Overseas Earnings Revision Ratio 1.2 Developed ex-US Emerging Markets 0.9 0.6 US 0.3 Dec Aug Apr Dec Aug Apr Dec Aug 2012 2013 2014 2014 2015 2016 2016 2017 Source: FactSet, as of 9/30/2017. Characteristics are as of the date given and should not be relied upon as current thereafter. By decomposing returns of global equities into earnings, dividend and multiple expansion (i.e. rising P/E) we find that once again growth was the tailwind. Growth in earnings per share (EPS), and not multiple expansion (i.e. exuberance), contributed to the rally, more so for stocks outside the US than inside the US, as shown in Figure 9. And markets where returns come from earnings growth, rather than multiple expansion, tend to be more sustainable. If this trend continues, as we expect it to, international developed and EM equities are likely to continue to outpace the US, especially for cyclically-oriented international small-cap companies potentially benefiting from the robust “greenshoots” of growth. State Street Global Advisors 8

Figure 9: EPS Growth Drives Returns % 40 32 30 28 17 22 20 10 0 -10 US Developed ex-US Emerging Markets Eurozone n YTD Changes to EPS in USD n Dividend Yield n Multiple Expansion l Actual YTD Return (USD) Source: Bloomberg Finance L.P., as of 10/31/2017. Past performance is not a guarantee of future results. Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Regions represented as follows: US: S&P 500 Index; Dev. ex-US: MSCI EAFE Index; EM: MSCI EM Index; Eurozone: MSCI Europe Index. Beyond the supportive growth backdrop, non-US markets also appear attractive from a valuation perspective, as Price-to-Book measures for broad-based developed, eurozone, Japan, and emerging market equities are all trading below their 15-year average.16 This valuation story, as shown in Figure 10, becomes even more appealing when compared to the US, as most regions are at, or below, the lowest 10th percentile. So with valuations stretched in the US, but with the good times seemingly poised to keep rolling in 2018 around the globe, we favor equities outside the US where earnings growth has been more robust and valuations remain attractive, while focusing on eurozone equities at the regional level capitalizing on the current recovery tailwinds. International small-cap equities also may fare well as the global growth upturn may benefit these more pro-cyclical exposures. Figure 10: Price-to-Book Ratios Relative to the US Ratio 1.0 0.93 0.9 0.8 0.81 0.74 0.70 0.69 0.7 0.67 0.62 0.6 0.55 0.56 0.52 0.55 0.51 0.54 0.51 0.5 0.44 0.44 0.4 Emerging Markets Developed ex-US Eurozone Japan l Current l 15 Year Average l 90th Percentile l 10th Percentile Source: Bloomberg Finance L.P., as of 10/31/2017. Characteristics are as of the date given and should not be relied upon as current thereafter. IMPLEMENTATION IDEAS SPDW SPDR Portfolio Developed World ex-US ETF SPEM SPDR Portfolio Emerging Markets ETF FEZ SPDR EURO STOXX 50® ETF GWX SPDR S&P® International Small Cap ETF Prior to 12/07/2017, the SPDR Portfolio Developed World ex-US ETF (SPDW) was known as the SPDR Portfolio World ex-US ETF (SPDW), prior to 10/16/2017, it was known as the SPDR S&P World ex-US ETF (GWL). Prior to 10/16/2017 the SPDR Portfolio Emerging Markets ETF (SPEM) was known as the SPDR S&P Emerging Markets ETF (GMM). DOMESTIC OPPORTUNITIES: Consider Sector-Based Solutions Respondents indicated they will most likely maintain an exposure to US large caps in 2018. But elevated valuations and lofty growth expectations may make it a good time to reposition that allocation with sector-based solutions to gain access to: The Next Wave of Technology Innovation From cloud computing to self-driving cars, innovations in technology will continue boosting the demand for semiconductor products. Due to its high foreign revenue exposure,17 the industry may continue to benefit from a global economic upswing and deliver healthy earnings growth in 2018. XSD SPDR S&P Semiconductor ETF Secular Growth at a Reasonable Price Biotech valuations are below their long-term average 18 and may offer strong secular growth prospects as the aging population continues to need more medical treatment and innovation. XBI SPDR S&P Biotech ETF Improving Profitability Due to Regulatory Catalysts Banks are trading at a discount to the broader market based on price-to-book,19 and may benefit from a potential corporate tax reduction and regulatory easing. KBE SPDR S&P Bank ETF State Street Global Advisors 9

3 Temper Tail Risk Because All Good Times Eventually End

2017 was the year of low volatility, with the CBOE VIX Index registering more days below 10 than in all of its 26 previous years combined. Episodic volatility dented sentiment for very brief periods but then receded, the definition of unforeseen risk. The market wants to "Let the Good Times Roll," but risks beneath the surface could constrain how "good" it gets.

In 2017, investors showed extraordinary indifference to geopolitical events. The S&P 500 Index did not experience a drawdown of greater than 3% this year, the first time since 2002, even as North Korea launched more than 15 missiles in 2017 – the most ever in a year in the country's history of being a provocateur. As shown in Figure 11, volatility across major asset classes is in the lowest percentile in a decade, despite the delayed US fiscal policy agenda, the UK's surprise snap election result, constant Korean Peninsular conflicts and rising tensions in the Middle East.

Figure 11: Low Volatility Is Prevalent Across Asset Classes


90-Day Standard Deviation 10-Year Percentile Rank (%)
100
80
60
40
20
0
MSCI ACWI Index
Bloomberg Barclays US Aggregate Bond Index
Bloomberg Barclays US High Yield Corporate Bond Index
Bloomberg Barclays EM Debt Aggregate Index
Bloomberg Commodity Index
Current as of 11/28/2017
Average Percentile in 2017
1 Year Ago

Source: Bloomberg Finance L.P., as of 11/28/2017. Past performance is not a guarantee of future results. Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Standard deviation is a historical measure of the volatility of returns. If an exposure has a high standard deviation, its returns have been volatile; a low standard deviation indicates returns have been less volatile.

This anomalous period of low volatility is also impacting correlations. As low volatility has permeated throughout a multitude of asset classes, correlations across those asset classes have remained elevated, plotting between the long-term average and top quartile level. This diminishing diversification in the market creates challenges for investors attempting to temper tail risk events, as there are few places left to hide if risk hits. Remember, diversification is the only free lunch.

But if risk has gone missing, why seek to insulate portfolios? Simply, it's better to buy protection in the off-season before you need it — and it appears, based on the high-frequency data from the options market, some investors are already pointed in that direction. As shown in Figure 12, measuring the difference between the implied volatility of 95% moneyness puts and 105% moneyness calls (both 5% out-of-the-money) — or volatility skew — can reveal information on expectations and sentiment. In this example, as volatility skew increases (steepens), which it has to elevated levels, it reflects the market's expectations for a higher probability of a 5% or more decline, relative to a 5% or more gain. More downside probability than upside, rather. As greater expectations of a potential decline persist amidst stretched equity valuations or geopolitical tensions, typically insurance premiums (i.e. cost) for protective options strategies will increase. Therefore, when tempering tail risk, investors need to balance the cost and the level of risk reduction, while weighing how much upside they would be willing to miss versus the risk they are willing to tolerate. Fortunately, multiple options exist to position for any bump in the "Good Times" road.

Figure 12: Options Imply Some Downside May Lie Ahead


Ratio
2.5
2.1
1.7
1.3
0.9
2-Month Implied Volatility Ratio (95%/105%)
Jan 2005
Aug 2007
Feb 2010
Sep 2012
Apr 2015
Nov 2017

Source: Bloomberg Finance L.P., as of 11/17/2017. Characteristics are as of the date given and should not be relied upon as current thereafter.

IMPLEMENTATION IDEAS

Gold

Gold may be a potential source of diversification as it has historically had low correlations to bonds, and negative correlation to stocks. If the good times do roll on, however, an allocation to gold may still be beneficial as it has delivered positive returns over the past two years due to the persistent benign rate and inflationary environment.[20]

GLD® SPDR Gold Shares ETF

Long Treasuries

With negative correlations to equities, longer duration Treasuries are a perceived safe haven that relative to short duration bonds provide a higher yield and have historically outperformed in equity down months.

SPTL SPDR Portfolio Long Term Treasury ETF

Multi-Factor Smart Beta (Value, Quality, Low Volatility)

Target a lower volatility than the broader market, while retaining upside potential by combining low volatility with value and quality factors.

SPDR MSCI StrategicFactors℠ Suite

1 A total of 772 investment professionals completed State Street Global Advisors’ online midyear survey, the goal of which was to determine the investment concerns and client portfolio considerations that were top of mind for investment professionals. The survey was fielded in October 2017. Respondents represented a variety of investment professional segments holding a wide range of assets under management. 2 CNBC, “Market indicator hits levels last seen before plunges,” December 8, 2016. 3 Bloomberg Finance L.P., as of 11/17/2017. 4 FactSet, as of 11/17/2017. Based on P/E metrics. 5 Federal Reserve 5-Year/5-Year Breakeven Rate. 6 Bloomberg Finance L.P., as of 11/17/2017. 7 FactSet, as of 11/17/2017. 8 Bloomberg Finance L.P., as of 11/17/2017. 9 Bloomberg Finance L.P., as of 11/17/2017. Glossary Bloomberg Barclays U.S. Convertible Bond > $500MM Index An index designed to represent the market of U.S. convertible securities, such as convertible bonds, with outstanding issue sizes greater than $500 million. Convertible bonds are bonds that can be exchanged, at the option of the holder, for a specific number of shares of the issuer’s preferred stock (“Preferred Securities”) or common stock. Bloomberg Barclays US Corporate 1-5 Year Index Designed to measure the performance of US corporate bonds that have a maturity of greater than or equal to 1 year and less than 5 years. Bloomberg Barclays U.S. Aggregate Bond Index A benchmark that provides a measure of the performance of the US dollar denominated investment grade bond market, which includes investment grade government bonds, investment grade corporate bonds, mortgage pass through securities, commercial mortgage backed securities and asset backed securities that are publicly for sale in the US. Bloomberg Barclays U.S. Corporate High Yield Bond Index A benchmark that measures the US corporate market of non-investment grade, fixed-rate corporate bonds. Securities are classified as high yield if the middle rating of Moody’s, Fitch, and S&P is Ba1/BB+/BB+ or below. Bloomberg Barclays U.S. Corporate Investment Grade Bond Index A benchmark consisting of publicly issued U.S. Corporate and specified foreign debentures and secured notes that are rated investment grade (Baa3/BBB- or higher) by at least two ratings agencies, have at least one year to final maturity and have at least $250 million par amount outstanding. To qualify, bonds must be SEC-registered. Bloomberg Barclays U.S. Dollar Floating Rate Note < 5 Years Index A benchmark consisting of debt instruments that pay a variable coupon rate, most based on 3-month LIBOR with a fixed spread. May include US-registered, dollar denominated bonds of non-US corporations, governments and supranational entities. Bloomberg Barclays U.S. Treasury Index An index that covers the entire U.S. government bond market by containing U.S. Treasuries with maturities ranging from 1 to 30 years. BofA Merrill Lynch US High Yield Index Tracks the performance of US dollar denominated below investment grade corporate debt publicly issued in the US. CAPE Shiller P/E The cyclically adjusted price-to-earnings ratio is a valuation measure usually applied to the US S&P 500 equity market. Defined as price divided by the average of ten years of earnings (moving average), adjusted for inflation. CBOE SKEW Index A benchmark designed to measure the perceived risk of extreme negative moves in US equity markets. SKEW values calculated from weighted strips of out-of-the-money S&P 500 options, rise to higher levels as investors become more fearful of a “black swan” event — an unexpected event of large consequence. CBOE Volatility Index (VIX) A measure of market expectations of near-term volatility conveyed by S&P 500 stock index option prices. Credit Spread The difference in yield between a U.S. Treasury bond and a debt security with the same maturity but of lesser quality. 10 Chiranjit Chakraborty and Andreas Joseph, “Staff Working Paper No. 674 Machine learning at central banks.” Bank of England, September 2017. 11 Bloomberg Finance L.P., as of 11/17/2017. 12 Bloomberg Finance L.P., as of 11/17/2017. 13 Bloomberg Finance L.P., as of 11/17/2017. 14 Zephyr StyleADVISOR. Period measured July 1, 2012-October 31, 2017. High Yield represented by the BofAML US HY Index. 15 Josh Zumbrun, “Global Economies Grow in Sync.” Wall Street Journal, August 23, 2017. 16 Bloomberg Finance L.P., as of 11/17/2017. 17 FactSet, as of 11/17/2017. 18 FactSet, as of 11/17/2017. 19 FactSet, as of 11/17/2017. 20 Bloomberg Finance L.P. as of 11/30/2017 based on Gold spot correlation to the S&P 500 Index and Bloomberg Barclays US Aggregate Bond Index from 11/1987 to 11/2017. Gambler’s Fallacy Also known as the Monte Carlo fallacy or the fallacy of the maturity of chances, is the mistaken belief that, if something happens more frequently than normal during some period, it will happen less frequently in the future, or that, if something happens less frequently than normal during some period, it will happen more frequently in the future (presumably as a means of balancing nature). Enterprise Value/EBITDA (EV/EBITDA) A popular valuation multiple used to measure the value of a company. It is the most widely used valuation multiple based on enterprise value and is often used in conjunction with, or as an alternative to, the P/E ratio to determine a company’s fair market value. EuroSTOXX 50 Index A stock index of Eurozone stocks designed by STOXX, an index provider owned by Deutsche Börse Group. High-Yield Corporate Bonds Corporate debt with generally lower credit ratings and higher yields than investment grade corporate bonds. MSCI EAFE Index An equity benchmark that captures large- and mid-cap representation across developed market countries around the world, excluding the US and Canada. MSCI Emerging Markets Index An equity benchmark that captures large and mid-cap representation across 23 emerging markets countries. Covers approximately 85% of the free float-adjusted market capitalization in each country. MSCI Euro Index An equity benchmark that captures large cap representation across the 10 Developed Markets (DM) countries in the EMU*. With 124 constituents, the index covers approximately 70% of the free float-adjusted market capitalization of the EMU. Price-to-Book, or P/B Ratio A valuation metric that compares a company’s current share price against its book value, or the value of all its assets minus intangible assets and liabilities. Price/Cash Flow (P/CF) A stock valuation measure calculated by dividing a firm’s cash flow per share into its current share price. Financial analysts often prefer to value stocks using cash flow rather than earnings because earnings are more easily manipulated. Price-to-Earnings Multiples, or P/E Ratio A valuation metric that uses the ratio of the company’s current stock price versus its earnings per share. Price-to-Sales P/S Ratio A valuation metric for stocks calculated by dividing the company’s market cap by the revenue in the most recent year; or, equivalently, divide the per-share stock price by the per-share revenue. S&P 500 Index A popular benchmark for U.S. large-cap equities that includes 500 companies from leading industries and captures approximately 80% coverage of available market capitalization. Smart Beta A set of investment strategies that use alternative index construction rules seeking to achieve outperformance over first-generation market capitalizationbased indices. Most smart beta indices isolate six particular “factors” — small size, value, high yield, low volatility, quality and momentum. State Street Global Advisors 11

The views expressed in this material are the views of the SPDR ETFs and SSGA Funds Research Team and are subject to change based on market and other conditions. This document contains certain statements that may be deemed forward-looking statements. Please note that any such statements are not guarantees of any future performance and actual results or developments may differ materially from those projected. The information provided does not constitute investment advice and it should not be relied on as such. It does not take into account any investor’s particular investment objectives, strategies, tax status or investment horizon. You should consult your tax and financial advisor. Actively managed funds do not seek to replicate the performance of a specified index. An actively managed fund may underperform its benchmark. Investments in asset backed and mortgage backed securities are subject to prepayment risk which can limit the potential for gain during a declining interest rate environment and increases the potential for loss in a rising interest rate environment. Bonds generally present less short-term risk and volatility than stocks, but contain interest rate risk (as interest rates rise, bond prices usually fall); issuer default risk; issuer credit risk; liquidity risk; and inflation risk. These effects are usually pronounced for longer-term securities. Any fixed income security sold or redeemed prior to maturity may be subject to a substantial gain or loss. While the shares of ETFs are tradable on secondary markets, they may not readily trade in all market conditions and may trade at significant discounts in periods of market stress. Because of their narrow focus, financial sector funds tend to be more volatile. Funds investing in a single sector may be subject to more volatility than funds investing in a diverse group of sectors. Preferred Securities are subordinated to bonds and other debt instruments, and will be subject to greater credit risk. Issuers of convertible securities may not be as financially strong as those issuing securities with higher credit ratings and may be more vulnerable to changes in the economy. Other risks associated with convertible bond investments include: Call risk which is the risk that bond issuers may repay securities with higher coupon or interest rates before the security’s maturity date; liquidity risk which is the risk that certain types of investments may not be possible to sell the investment at any particular time or at an acceptable price; and investments in derivatives, which can be more sensitive to sudden fluctuations in interest rates or market prices, potential illiquidity of the markets, as well as potential loss of principal. Bond funds contain interest rate risk (as interest rates rise bond prices usually fall); the risk of issuer default; issuer credit risk; liquidity risk; and inflation risk. There are additional risks for funds that invest in mortgage-backed and asset-backed securities including the risk of issuer default; credit risk and inflation risk. A “value” style of investing emphasizes undervalued companies with characteristics for improved valuations. This style of investing is subject to the risk that the valuations never improve or that the returns on “value” equity securities are less than returns on other styles of investing or the overall stock market. subject to the risks of common stocks, low volatility stocks are seen as having a lower risk profile than the overall markets. However, a fund that invests in low volatility stocks may not produce investment exposure that has lower variability to changes in such stocks’ price levels. A “quality” style of investing emphasizes companies with high returns, stable earnings, and low financial leverage. This investing style is subject to the risk that the past performance of these companies does not continue or that the returns on “quality” equity securities are less than returns on other investing styles or the overall stock market. ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns. Passively managed funds invest by sampling the index, holding a range of securities that, in the aggregate, approximates the full Index in terms of key risk factors and other characteristics. This may cause the fund to experience tracking errors relative to performance of the index. Diversification does not ensure a profit or guarantee against loss. Equity securities are volatile and can decline significantly in response to broad market and economic conditions. Foreign (non-U.S.) Securities may be subject to greater political, economic, environmental, credit and information risks. Foreign securities may be subject to higher volatility than U.S. securities, due to varying degrees of regulation and limited liquidity. These risks are magnified in emerging markets. Securities with floating or variable rates may decline in value if their coupon rates do not keep pace with comparable market interest rates. Narrowly focused investments typically exhibit higher volatility and are subject to greater geographic or asset class risk. The Fund is subject to credit risk, which refers to the possibility that the debt issuers will not be able to make principal and interest payments. Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities. Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs. Investing in commodities entails significant risk and is not appropriate for all investors.Important Information Relating to SPDR Gold Shares Trust (“GLD®”): The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. The GLD prospectus is available by clicking here. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.